UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 EXIT FILING)*

Belmond Ltd.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G67743107

(CUSIP Number)

Mr. Beejal Desai
Vice President – Legal & Company Secretary
The Indian Hotels Company Limited
Ninth Floor, Express Towers
Barrister Rajni Patel Marg
Nariman Point, Mumbai 400 021, India
+91 22 6137 1602

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Stephen M. Besen
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

June 30, 2016

  (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G67743107	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Indian Hotels Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 444,287 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 444,287 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,287 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.438%
14		TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. G67743107	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samsara Properties Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 444,287 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 444,287 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,287 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.438%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on September 17, 2007, as amended by Amendment No. 1 filed on December 7, 2007, Amendment No. 2 filed on December 19, 2007, Amendment No. 3 filed on April 29, 2009, Amendment No. 4 filed on October 18, 2012, Amendment No. 5 filed on October 26, 2012, Amendment No. 6 filed on November 8, 2013 and Amendment No. 7 filed on February 22, 2016 (collectively, the “Schedule 13D”), with the Securities and Exchange Commission, by The Indian Hotels Company Limited (“Indian Hotels”) and Samsara Properties Limited (“Samsara” and, together with Indian Hotels, the “Reporting Persons”), relating to the Class A common shares, par value $0.01 per share (the “Shares”), of Belmond Ltd., a company organized under the laws of Bermuda (the “Company”).  This Amendment is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 5.	Purpose of Transaction

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

a.	The responses of Indian Hotels and Samsara to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

b.	The responses of Indian Hotels and Samsara to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

c.	The transactions in the Shares effected during the past 60 days by the Reporting Persons are set forth below:

Date of the Transaction	Number of Shares Sold	Price per Share ($)	Type of the Transaction
June 30, 2016	4,975,000	9.6000	Off-market transaction
June 30, 2016	200,000	9.8251	Market transaction

d.
To the best knowledge of Indian Hotels and Samsara, no other person has the  right to receive or the power to direct the receipt of proceeds from the sale of the Shares that were beneficially owned by Indian Hotels and Samsara prior to the date hereof.

e.	The Reporting Persons ceased to be the beneficial owners of 5% of Class A Common Shares of the Issuer on June 30, 2016.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated July 1, 2016, among The Indian Hotels Company Limited and Samsara Properties Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

July 1, 2016	THE INDIAN HOTELS COMPANY LIMITED

	By:	/s/ Anil P. Goel
		Name:	Anil P. Goel
		Title:	Executive Director - Finance

SAMSARA PROPERTIES LIMITED

By:	/s/ R. H. Parekh
	Name:	R. H. Parekh
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated July 1, 2016, among The Indian Hotels Company Limited and Samsara Properties Limited